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                                September 3, 2020

       Matt Bronfman
       Chief Executive Officer
       Jamestown Invest 1, LLC
       675 Ponce de Leon Avenue NE, 7th Floor
       Atlanta, GA 30308

                                                        Re: Jamestown Invest 1,
LLC
                                                            Offering Statement
on Form 1-A
                                                            Post-qualification
Amendment No. 1
                                                            Response dated
September 1, 2020
                                                            File No. 024-11102

       Dear Mr. Bronfman:

              We have reviewed your response and have the following comments. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure.

              Please respond to this letter by amending your offering statement and providing the requested information. If you do not believe our comments apply to your facts and circumstances or do not believe an amendment is appropriate, please tell us why in your response. After reviewing any amendment to your offering statement and the information you provide in response to these comments, we may have additional comments.

       Response dated September 1, 2020

       General

   1.                                                   We note the statement
in your draft disclosure that you believe you are    entitled to take
                                                        advantage of a safe
harbor.    It is still unclear why you believe the safe harbor applies. If you choose to retain
this disclosure, please provide a more detailed analysis regarding why you believe you are
entitled to take advantage of a safe harbor. Additionally, please include the draft
disclosure in your offering summary.
   2. Please revise the risk factor to further clarify the potential section 5 violation, including the time period during
which such investors would have a rescission right.
 Matt Bronfman
FirstName
JamestownLastNameMatt
          Invest 1, LLC Bronfman
Comapany 3,
September NameJamestown
             2020         Invest 1, LLC
September
Page 2    3, 2020 Page 2
FirstName LastName
        We will consider qualifying your offering statement at your request. If a participant in your offering is required to clear its compensation arrangements with FINRA, please have
FINRA advise us that it has no objections to the compensation arrangements prior to qualification.

        We remind you that the company and its management are responsible for the accuracy and adequacy of their disclosures, notwithstanding any review, comments, action or absence of action by the staff.

       You may contact Jonathan Burr at 202-551-5833 or Pamela Howell at 202-551-3357 with any questions.



                                                             Sincerely,

                                                             Division of
Corporation Finance
                                                             Office of Real
Estate & Construction